Twin Ridge Capital Acquisition Corp.
707 Menlo Avenue, Suite 110
Menlo Park, California 94025

March 2, 2021

VIA EDGAR

Scott Anderegg
Attorney-Advisor
Office of Trade & Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Twin Ridge Capital Acquisition Corp. mendment No. 1 Registration Statement on Form S-1 Filed on February 23, 2021 File No. 333-252363

Dear Mr. Anderegg:

This letter sets forth responses of Twin Ridge Capital Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 2, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

Prospectus Summary

Payments to Insiders, Page 30

1.	Staff’s Comment: We note your revised disclosure concerning payments to insiders. Regarding the second bullet point:

•
Please tell us how the payments and reimbursements you refer to in this bullet are different from the payments for office space, secretarial and administrative services and out-of-pocket costs you refer to in the third and fourth bullet points, and please revise your disclosure accordingly. In doing so, please clarify the applicability of the $10,000 per month cap to these payments and reimbursements.

•
Please revise your disclosure to clarify the scope of the "certain fees" you refer to in the final clause of this bullet. In doing so, please explain the nature of these fees. If they are finders' fees or similar fees for serving as an intermediary in a business combination transaction, please clarify to whom they could be paid, what funds could be used to fund payment, and add appropriate risk factor disclosure to describe the potential impacts on investors.

Response: The Company acknowledges the Staff’s comment and will (i) make the revisions to the Company’s final prospectus, to be filed pursuant to Rule 424(b), as set forth in Exhibit A, and (ii) revise the Administrative Services Agreement, the form of which was filed as Exhibit 10.5 to the Registration Statement, as set forth on Exhibit B.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter S. Seligson of Kirkland & Ellis LLP at (212) 446-4756, respectively.

Sincerely,

/s/ Sanjay K. Morey
Name: Title: Co-Chief Executive Officer

Via E-mail:
cc:	Peter S. Seligson Kirkland & Ellis LLP Jessica Chen White & Case LLP